

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2011

Via Facsimile
Mr. Richard C. Yonker
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California 93012

  Re: **Vitesse Semiconductor Corporation**
      Form 10-K for the Fiscal Year Ended September 30, 2010
      Filed December 1, 2010
      File No. 000-19654

Dear Mr. Yonker:

  We have reviewed your response letter dated June 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Note 1. The Company and Its Significant Accounting Policies, page 67

1. We note your response to prior comment 1 that you believed the stock price of the Company was not representative of its then fair value for a number of reasons, including an "increased perception of investment risk." Please clarify for us why you believe this is an acceptable basis for not utilizing the stock's trading price. In this regard, as appropriate, explain why you do not believe investment risk would be an important factor in determining the fair value of your common stock.

2.   Further to the above, we note that you utilized an estimated fair value of $2.00 per share since this amount fell within the implied estimated fair values per share of your competitors. Please explain to us in more detail why you believe that these companies were comparable to you when determining the fair value of your stock considering the difficulties experienced by you but not by the other companies.

3.   Please tell us about any other stock-based transactions during the year. Discuss how you valued the transactions and the basis for the fair value determinations for those transactions.

Note 8. Significant Customers, Concentration of Credit Risk and Geographic Information, page 88

4.   We note your response to prior comment 2. While we agree that providing information of revenues by end market is meaningful, it is not clear to us how you have fully complied with paragraph 280-10-50-40 of the FASB Accounting Standards Codification. Specifically, it appears that you have separate groups of products (i.e., your Product Lines) for which you have not disclosed revenue information. Please further clarify for us why you believe you have met the requirements of paragraph 280-10-50-40 of the FASB Accounting Standards Codification or otherwise revise future filings as appropriate to provide disclosure of revenues by product.

    You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief